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                                                                Exhibit 2.10


                 FOURTH AMENDMENT TO ASSET PURCHASE AGREEMENT
                 --------------------------------------------

        THIS AMENDMENT ("Fourth Amendment") dated and effective as of the 25th day of November, 1998, by and between Great Scott Broadcasting, Ltd., a Pennsylvania limited partnership ("Seller"), Nassau Broadcasting Partners, L.P., a Delaware limited partnership ("Buyer") and with respect to Paragraph 3 only, Eizen Fineburg & McCarthy, as Escrow Agent ("Escrow Agent").


                              STATEMENT OF FACTS
                              ------------------

        1. Buyer and Seller entered into an Asset Purchase Agreement dated as of August 30, 1996 ("Original Agreement"), pursuant to which, inter alia Seller agreed to sell certain radio stations licensed to Trenton, New Jersey to Buyer and simultaneously paid the Escrow Amount toward the purchase price under the Agreement.

        2. On January 17, 1997, Buyer and Seller entered into the First Amendment (the "First Amendment"), pursuant to which, inter alia, the Escrow Agent paid the Escrow Amount of $750,000 to Seller, and Buyer deposited an additional $750,000 (the "Additional Escrow Amount") with the Escrow Agent.

        3. On June 1, 1997, Buyer and Seller entered into the Second Amendment (the "Second Amendment"), pursuant to which, inter alia, the Escrow Agent released the Additional Escrow Amount to Seller, and a Local Marketing Agreement ("LMA").

        4. On February 17, 1998, Buyer and Seller entered into the Third Amendment (the "Third Amendment", and together with the Original Agreement, the First Amendment and the Second Amendment, the "Agreement"), pursuant to which the schedule of payment of the Purchase Price was amended.


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        5.      As of the date of this Fourth Amendment, Buyer has paid to
Seller the Escrow Amount, the Additional Escrow Amount and Additional Deposits on account of the Purchase Price, in the aggregate amount of Twelve Million Four Hundred Thousand Dollars ($12,400,000.00).

        6. Buyer and Seller have agreed to further amend the Agreement to provide for the extension of the New Closing Date in part because the FCC has not consented to the Closing on or before January 31, 1999. For purposes of this Fourth Amendment, capitalized terms shall have the meanings ascribed to them in the Agreement.

        NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars, paid by Buyer to Seller, and for other good and valuable consideration, the mutual receipt and mutual sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1.      Purchase Price. Sections 2.3(b) and 2.3(c) of the Agreement, as
                --------------
amended, shall be deleted in their entirety and replaced by the following:

                2.3(b) Closing. Buyer shall deliver to Seller at Escrow Closing
                       -------
        one or more wire transfers payable as directed by Seller in the aggregate amount of Two Million Six Hundred Thousand Dollars ($2,600,000)("Escrow Closing Payment").

                2.3(c) Balance of the Purchase Price. In addition to the amount
                       -----------------------------
        set forth in Paragraph 2.3(b), Buyer shall pay to Seller an aggregate of Five Million Dollars ($5,000,000)(the "Additional Amount"), payable by wire transfer One Million Three Hundred Thousand Dollars ($1,300,000) on the Escrow Closing Date (as defined below) and the balance of the Additional Amount, plus interest of 3% per annum from the Escrow Closing Date, on the earlier of September 30, 1999 or the Real Property Transfer Date, less any LMA Payments made from the Escrow Closing Date of the Real Property Closing Date.

        On the Escrow Closing Date, Buyer shall deliver to Seller a promissory note in the form attached hereto as Exhibit A providing for the payment
                                            ---------
        of

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        $3,700,000.00 plus interest of 3% per annum on the outstanding amount
        ("Promissory Note").

Seller acknowledges that Buyer has paid the Additional Deposits due through and including July 1, 1998.

        2.      Closing Date. Section 10.1 of the Agreement shall be deleted and
                ------------
replaced by the following:

                10.1    Closing Date and Real Property Transfer Date. The Escrow
                        --------------------------------------------
Closing of the transactions contemplated herein, other than the transfer of the Real Property, shall be held on February 8, 1999 at 1:00 p.m. at the offices of Sterns & Weinroth (the "Escrow Closing Date"). The Closing of the transactions contemplated herein shall be the Escrow Release Date (as defined below) The Real Property Transfer Date shall be September 30, 1999 (the "Real Property Transfer Date"), provided, however, if the FCC has not approved the transfer of the Licenses by September 30, 1999, the Real Property Transfer Date shall be the date upon which the FCC consents to such transfer. At Buyer's option, if the FCC has consented to the transfer of the Licenses, Buyer may close on the transfer of the Real Estate on a date Buyer specifies which is on or prior to September 30, 1999, in which event such earlier date shall be deemed the Real Property Transfer Date, by delivering to Seller one or more certified checks or wire transfers in the aggregate amount of Three Million Seven Hundred Thousand Dollars ($3,700,000), less the applicable credit for LMA payments pursuant to
Section 1, and any then prepaid tower lease payments, and other customary closing adjustments.

        3.      Closing in Escrow.  The Escrow Closing shall take place on the
                -----------------
Escrow Closing Date as follows:


                a. The Escrow Release Date shall be the day after the date upon which initial FCC approval for the transfer of the Licenses is obtained:

                b. On the Escrow Closing Date, Buyer and Seller shall execute all documents and instruments they are required to deliver to each other on the Closing Date (except counsel opinions which shall be delivered in the form of final only) pursuant to the Agreement (the "Closing Documents") and deliver

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        them to Escrow Agent. Upon the Escrow Release Date, Escrow Agent shall release the Closing Documents deliverable to Buyer and Seller, respectively; provided, however, the Assignment of Tower Leases shall not be released to Buyer until the Additional Amount is paid in full.

                c. Buyer and Seller shall be bound by the LMA so long as Buyer is in compliance therewith and continues to abide by this Agreement. If Buyer is in compliance with this Asset Purchase Agreement, as amended, then all payments Buyer makes after the Escrow Closing Date (except those payments which are reimbursements for Seller's costs and other costs under Paragraph 8 of the LMA) shall be credited toward the Additional Amount not to exceed $3,700,000. After the Additional Amount is paid in full, the LMA payment shall be those payments which are reimbursements for Seller's costs and other costs under Paragraph 8 of the LMA, which shall continue the LMA is terminated.

        Provided Escrow Agent complies with the terms of this Agreement, Buyer and Seller jointly and severally hereby indemnify and hold the Escrow Agent harmless from and against any and all claims, actions, demands, lawsuits, damages, costs, expenses (including, without limitation, court costs, attorneys' fees, and accountants' fees) and liabilities that may be imposed as a consequence of the performance of its duties as Escrow Agent hereunder, including without limitation, any litigation arising from this Agreement or the subject matter hereof; excepting however Escrow Agent's willful misconduct under this Agreement. In the event of a dispute as to the duties of Escrow

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Agent, Escrow Agent may transfer the Closing Documents to or seek instructions from any court of competent jurisdiction selected by Escrow Agent.

        Buyer and Seller shall pay all costs and reasonable fees of Escrow Agent, as such costs are incurred.

         4. Denial of FCC Consent. (a) The introductory sentence and
            ---------------------
subparagraphs (a) and (b) of Paragraph 12 of the Second Amendment shall be deleted and replaced by the following:

                12. In the event that (i) Buyer and Seller are unable to close on the purchase and sale of the Stations by reason of the denial by the FCC of such transfer, through no fault of Buyer and if Buyer is otherwise in full compliance with the Agreement; or (ii) if the FCC consented to the transfer of the Licenses and subsequently rescinds such consent through no fault of Buyer and if Buyer is otherwise in full compliance with this Agreement, and the period within which Buyer may lawfully appeal to any agency or court from or challenge the FCC's decision set forth in (i) or (ii) has expired, then the parties agree as follows:

                    (a) Seller shall list the Stations for sale and make a good faith effort to sell the Stations to a third party for a period of three years following the expiration date of the final appeal period following the denial or revocation of approval by the FCC. The Buyer shall have the right to participate in the marketing of the Stations by presenting prospective purchasers to Seller, and Seller shall not unreasonably reject such prospective purchasers. Buyer shall be responsible for all remarketing costs and all reasonable expenses of Seller with respect to the remarketing of the Stations.

                    (b) Seller shall accept a bona-fide offer from a third-party purchaser to purchase the Stations from Seller in an amount approved by Buyer, within the time period specified in this Section 12(a), above, provided that Seller need not accept a bona fide offer if the consideration to be paid plus amounts paid by Buyer and credited toward the Purchase Price does not equal at least Twenty Million Dollars ($20,000,000).

        (b) In the event that ownership of the Licenses reverts to Seller subsequent to the Escrow Release Date as a result of a revocation of FCC consent to the transfer

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of the Licenses, Buyer or its assigns shall operate the Stations pursuant to an
LMA with substantially the terms and conditions of the LMA currently in effect between Buyer and Seller, provided, however, the LMA payment shall be equal to the total cost of Seller in the operation of the Stations. The LMA shall terminate upon the earlier to occur of the sale of the Stations or the end of the three years period contemplated by paragraph 4(a) above.

        5. Buyer Representation and Warranty. Buyer represents and warrants to
           ---------------------------------
Seller that subsequent to the Escrow Closing, it shall continue to operate the Stations and transmit the Station's signals exclusively from the present tower site at least until Buyer pays the Additional Amount in full.

        6. Acknowledgement of Primary Lender. Buyer shall obtain a letter from
           ---------------------------------
its primary lender, AMRESCO Commercial Finance, Inc., confirming its consent to the payment of the Additional Amount in accordance with the terms and conditions of this Agreement.

        7. Tower Leases. Through the date upon which the Additional Amount is
           ------------
paid in full, Tower Lease income shall be the property of Seller and subsequent to the date upon which the Additional Amount is paid in full, Tower Lease income shall be the property of Buyer.

        8. Assignment. The first sentence of Paragraph 26 of the Agreement is
           ----------
hereby amended by adding the following:

        "provided, however, such consent shall not be unreasonably withheld."


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        9.      Counterparts. This Fourth Amendment may be signed in any number
                ------------
of counterparts with the same effect as if the signature to each counterpart was on the same instrument.

        10.     Effect. Except as modified by this Fourth Amendment, the
                ------
Original Agreement, the First Amendment, the Second Amendment and the Third Amendment, and all of the covenants, agreements, terms, provisions and conditions contained therein shall remain in full force and effect. The covenants, agreements, terms, provisions and conditions contained in this Fourth Amendment shall bind and inure to the benefit of the parties hereto and their respective successors, and, except as otherwise provided in the Original Agreement, the First Amendment, Second Amendment, and the Third Amendment, as modified in this Fourth Amendment, their respective assigns.

        11.     Contingent on LMA. The effectiveness of this Fourth Amendment is
                -----------------
contingent upon the execution of the amendment to the LMA attached as Exhibit C.

        12.     Transfer of Licenses. Notwithstanding anything to the contrary
                --------------------
contained herein, this Fourth Amendment shall not be construed to transfer the Licenses or control of the Stations from Seller to Buyer prior to the parties obtaining the consent of the FCC, and no Closing of the transactions contemplated by the parties hereto shall be deemed to have occurred before such FCC Consent has been obtained.


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        IN WITNESS WHEREOF, this Fourth Amendment has been duly executed by the parties hereto as of the date first above written.

                                GREAT SCOTT BROADCASTING, LTD., a
                                Pennsylvania Limited Partnership
                                By: GREAT SCOTT COMMUNICATIONS, INC., a
                                Pennsylvania Corporation, its General Partner

                                By: /s/ Faye Scott
                                    ---------------------
                                    Faye Scott, President

                                NASSAU BROADCASTING PARTNERS, L.P., a
                                Delaware Limited Partnership
                                By: Nassau Broadcasting Partners, Inc., a
                                Delaware corporation, its General Partner

                                By: /s/ Louis F. Mercatanti, Jr.
                                    ----------------------------
                                    Louis F. Mercatanti, Jr. President


                                With respect to Paragraph 3, only:
                                EIZEN FINEBURG & McCARTHY, LLP, as Escrow
                                Agent

                                By: /s/ Bernard Eizen
                                    -----------------------
                                    Bernard Eizen


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